Exhibit 99.1
UNITED UTILITIES PROVIDES AN UPDATE ON
TRANSFER PRICING ISSUES
Ofwat has today published for consultation its proposal to fine United Utilities £8.5 million after the regulator concluded that certain historical internal trading arrangements had not been conducted on an ‘arm’s length’ basis. This follows the announcement by Ofwat on 20 December 2006 in relation to United Utilities’ trading arrangements with associated companies.
During the last financial year, significant progress has already been made under the new management team in addressing Ofwat’s concerns by competitively tendering relevant services. United Utilities has provided an undertaking to Ofwat that all of its transactions will meet the regulator’s ‘arm’s length’ criteria and this process is expected to be complete within the next few weeks.
As Ofwat’s statement, also published today, acknowledges, customer bills have already been adjusted to offset the impact of any cross-subsidies resulting from these historical internal trading arrangements.
United Utilities’ Contacts:
For further information please contact:
Gaynor Kenyon, Communications Director +44 (0) 1925 233219
Darren Jameson, Investor Relations Manager +44 (0) 1925 237033
Dominic Fry and Peter Hewer, Tulchan Communications +44 (0) 20 7353 4200
United Utilities’ ordinary trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.